Exhibit 99.1

INX Agrees to Sell I.L.S. Brokers to Accelerate Growth in Real-World Assets Tokenization and Trading Platform

Strategic Transaction Enhances INX’s Focus on Digital Asset Innovation

Toronto, Canada – (August 30, 2024) - The INX Digital Company, Inc. (Cboe CA: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), is pleased to announce the sale of I.L.S. Brokers Ltd. (“ILSB”), an indirect wholly-owned subsidiary of INX, to an arm’s length UK-based global financial services firm, for a total amount of US$4M – US$5M (the “Transaction”). The Transaction is expected to close on or about November 30, 2024. This strategic decision aligns with INX’s ongoing commitment to focusing on its Real-World Assets trading platform and expanding its leadership in the digital asset ecosystem.

ILSB, which INX acquired back in 2021, has been an interdealer broker for traditional assets. The decision to sell ILSB allows INX to concentrate on its primary objective — developing and enhancing its on-chain Real World Assets trading platform.

The sale of ILSB represents a pivotal move in INX’s strategy to allocate resources more efficiently toward the development of its Real-World Assets trading platform. By divesting from ILSB, INX is enhancing its capabilities to drive innovation and capitalize on the growing demand for regulated digital assets within this space.

Shy Datika, CEO of INX, commented on the transaction: “This sale underscores our strategic focus on the Real-World Assets market and the potential it holds for future growth. By reinvesting the proceeds from the ILSB sale, we are accelerating our efforts to expand INX’s footprint in the Real-World Assets trading platform, providing our users with even more opportunities to engage with innovative financial products. We believe this move strengthens our ability to deliver long-term value to our shareholders and solidifies our position as a leader in the digital asset industry.”

The proceeds from this sale will be directed towards furthering INX’s mission to expand the Real-World Assets trading platform. This includes enhancing the company’s platform to facilitate a more seamless and secure trading experience, as well as exploring new opportunities within this rapidly evolving sector. A portion of the purchase price will be held back for a period of 12 months pending any indemnification claims under the share purchase agreement governing the Transaction.

This transaction exemplifies INX’s commitment to leveraging its strengths in the digital asset ecosystem to create a more robust and diverse product offering. The company remains dedicated to driving innovation, expanding access to capital markets, and delivering superior value to its global community of traders and investors.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, raising US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Forward-looking information includes predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance and often uses phrases such as “expects”, “anticipates”, “plans”, “believes”, or variations of such words and phrases.

INX has made certain assumptions in disclosing the forward-looking information contained in this press release, including the continuous development of the INX trading platform and the completion of described transactions. While INX believes the expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. Known and unknown risks, uncertainties, and other factors may cause actual results and future events to differ materially from those expressed or implied by such forward-looking information. Factors include regulatory developments, market conditions for digital securities and cryptocurrencies, and general economic conditions. Readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise forward-looking information to reflect actual results or new information.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or solicit an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Contact: Alan Silbert

Email: investorrelations@inx.co